UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52019

KYN CAPITAL GROUP, INC.

F/K/A NEW TAOHUAYUAN CULTURE TOURISM CO., LTD.

(Exact name of registrant as specified in its charter)

535 Fifth Avenue, 4th Floor

New York, NY 10017

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(2) ☒	Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 285 (1)

(1) Number of holders of record does not include the current holders holding less than one share after an effective reverse stock split. Any fractional share that results from the reverse stock split shall be purchased in cash by the Company in lieu of the fractional share at a pro rata price multiplied by $6.00 per whole share for each shareholder. The Certificate of Change for the reverse stock split was filed with the Nevada Secretary of State on March 12, 2015, and, the reverse split was therefore effective under Nevada law.

Pursuant to the requirements of the Securities Exchange Act of 1934, KYN Capital Group Inc., f/k/a NEW TAOHUAYUAN CULTURE TOURISM CO., LTD. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2015	By:	/s/ Clem Yeboah
		Name:	Clem Yeboah
		Title:	President